Exhibit 99.2

HUADI INTERNATIONAL GROUP CO., LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

HUADI INTERNATIONAL GROUP CO., LTD.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND SEPTEMBER 30, 2023

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	March 31, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$7,803,550	$20,192,460
Restricted cash	1,796,993	769,233
Accounts receivable, net of allowance for doubtful accounts of $1,553,365 and $2,391,641, respectively	18,518,867	22,630,275
Notes receivable, net	8,797,326	7,661,035
Inventories	28,949,896	26,706,629
Advances to suppliers, net	2,829,893	2,105,902
Advances to suppliers, net – related parties	1,008,567	-
Other receivables, net	551,994	171,182
Total current assets	70,257,086	80,236,716
Property, plant and equipment, net	5,139,242	5,354,997
Land use rights, net	4,309,178	4,312,349
Long-term investments	12,647,037	12,515,817
Deferred tax assets	372,073	392,713
Other noncurrent assets, net	136,357	198,194
TOTAL ASSETS	$92,860,973	$103,010,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,378,081	$3,434,031
Accounts payable - related parties	-	3,692,394
Accrued expenses and other current liabilities	1,613,057	1,946,325
Notes payable	4,810,792	1,632,401
Advances from customers	1,535,878	2,393,021
Advances from customers - related parties	20,054	1,015,696
Short-term borrowings	2,494,513	4,442,870
Long-term borrowings - current portion	2,770	43,860
Taxes payable	2,988,446	4,009,849
Total current liabilities	14,843,591	22,610,447
Long-term borrowings	1,770,010	5,398,849
Due to related parties - noncurrent portion	300,236	317,680
TOTAL LIABILITIES	16,913,837	28,326,976

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,259,182 and 14,259,182 shares issued and outstanding at March 31, 2024 and September 30, 2023	2,852	2,852
Additional paid-in capital	67,280,709	67,280,709
Statutory reserves	981,257	874,518
Retained earnings	7,377,465	6,679,692
Accumulated other comprehensive income (loss)	14,349	(428,779)
Total equity attributable to Huadi International Group Co., Ltd.	75,656,632	74,408,992
Equity attributable to non-controlling interests	290,504	274,818
Total shareholders’ equity	75,947,136	74,683,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,860,973	$103,010,786

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023
Sales	$36,613,509	$37,333,555
Production service revenues	469,277	618,897
Cost of sales	(32,267,602)	(32,222,729)
Gross profit	4,815,184	5,729,723

Operating expenses:
Selling, general and administrative	3,433,248	3,726,022
Research and development	1,216,505	1,141,874
Foreign currency transaction gains	(29,409)	(590,132)
Total operating expenses	4,620,344	4,277,764

Operating income	194,840	1,451,959

Other income (expense):
Interest income (expenses), net	17,492	(268,260)
Other income, net	628,195	411,762
Total other income (expense), net	645,687	143,502

Income before income taxes	840,527	1,595,461

Income tax provision	(24,805)	(141,374)

Net income	815,722	1,454,087
Net income attributable to non-controlling interests	11,210	17,502

Net income attributable to Huadi International Group Co., Ltd.	$804,512	$1,436,585

Net income	$815,722	$1,454,087

Other comprehensive income:
Foreign currency translation adjustment	447,604	2,229,754

Total comprehensive income	1,263,326	3,683,841
Comprehensive income attributable to non-controlling interests	15,686	39,800

Comprehensive income attributable to Huadi International Group Co., Ltd.	$1,247,640	$3,644,041

Basic and diluted earnings per share
Basic	$0.06	$0.10
Diluted	$0.06	$0.10
Weighted average numbers of common shares outstanding
Basic	14,259,182	14,028,071
Diluted	14,259,182	14,028,071

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941
Share issuance	1,000,000	200	23,009,800	-	-	-	23,010,000	-	23,010,000
Appropriation for statutory reserve	-	-	-	(143,659)	-	143,659	-	-	-
Foreign currency translation gain	-	-	-	-	2,207,456	-	2,207,456	22,298	2,229,754
Net income	-	-	-	1,436,585	-	-	1,436,585	17,502	1,454,087
Balance at March 31, 2023	14,239,182	2,848	67,221,113	5,095,191	3,080,515	637,882	76,037,549	290,233	76,327,782

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2023	14,259,182	2,852	67,280,709	6,679,692	(428,779)	874,518	74,408,992	274,818	74,683,810
Share issuance	-	-	-	-	-	-	-	-	-
Appropriation for statutory reserve	-	-	-	(106,739)	-	106,739	-	-	-
Foreign currency translation gain	-	-	-	-	443,128	-	443,128	4,476	447,604
Net income				804,512			804,512	11,210	815,722
Balance at March 31, 2024	14,259,182	2,852	67,280,709	7,377,465	14,349	981,257	75,656,632	290,504	75,947,136

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED, IN U.S. DOLLARS)

	2024	2023
Cash Flows from Operating Activities:
Net income	$815,722	$1,454,087
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	353,586	374,321
Amortization	48,476	14,887
Bad debt expense (recovery)	(567,384)	63,255
Deferred tax benefits	24,805	(9,488)
Foreign currency transaction (gains) loss	(29,409)	(590,132)
Changes in operating assets and liabilities:
Accounts receivable	5,222,075	890,718
Notes receivable	(1,287,936)	(3,297,585)
Inventories	(1,967,053)	(4,019,245)
Advances to suppliers	(703,267)	1,286,625
Advances to suppliers – related parties	(1,010,512)	-
Other receivables	(382,670)	96,563
Other noncurrent assets	(742)
Accounts payable	(2,095,988)	1,585,941
Accounts payable - related parties	(3,738,303)	1,374,569
Accrued expenses and other current liabilities	(354,407)	(34,020)
Notes payable	3,167,373	(477,344)
Advances from customers	(883,933)	80,069
Advances from customers – related parties	(1,008,232)	-
Taxes payable	(1,065,494)	641,442
Net cash used in operating activities	(5,463,293)	(565,337)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(81,163)	(53,908)
Net cash used in investing activities	(81,163)	(53,908)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	2,499,324	1,003,426
Repayments on short-term borrowings	(4,498,110)	(13,054,572)
Proceeds from long-term borrowings	2,761,434	4,283,195
Repayments on long-term borrowings	(6,495,615)	(9,472,341)
Proceeds from share issuance, net of offering costs	-	23,010,000
Repayments to related parties	(20,815)	(286,693)

Net cash (used in) provided by financing activities	(5,753,782)	5,483,015

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(62,912)	1,262,779

Net (decrease) increase in cash and cash equivalents and restricted cash	(11,361,150)	6,126,549
Cash and cash equivalents and restricted cash at the beginning of period	20,961,693	14,543,245
Cash and cash equivalents and restricted cash at the end of period	$9,600,543	$20,669,794

Reconciliation of cash and cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	$7,803,550	$19,754,552
Restricted cash	$1,796,993	$915,242
Total cash and cash equivalents and restricted cash at the end of period	$9,600,543	$20,669,794

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$362,992	$16,671
Cash paid for interest	$90,630	$290,086

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Wenzhou Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Wenzhou Hongshun
Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)	Songyang, China	June 15, 2023	100% by HK Beach

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 14,259,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. HK Beach did not have any operations as of March 31, 2024.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of March 31, 2024.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”). Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)

Huadi Songyang was incorporated on June 15, 2023 in China and is a wholly owned subsidiary of HK Beach. Huadi Songyang is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. Huadi Songyang is established for the purpose of expanding product line of industrial steel pipe and tube products manufacture and distribution.

Except where the context otherwise requires and for purposes of these financial statements only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of March 31, 2024.

During the years presented in these consolidated financial statements, control of these entities did not change as the Company was always under the control of PRC Shareholders. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests

For the Company’s consolidated subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of income and comprehensive income to distinguish the interests from that of the Company.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s reporting currency is United States Dollars (“US$”). The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date.   Transaction gains and losses are recorded in operating expense in the Consolidated Statements of Income and Comprehensive Income (Loss).

The financial statements of the Company’s subsidiaries in PRC are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than net income generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive (loss) / income in the Consolidated Statements of Income and Comprehensive Income (Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive (loss) / income in the Consolidated Balance Sheets.

The relevant exchange rates are listed below:

	March 31, 2024	September 30, 2023	March 31, 2023
Period Ended RMB: USD exchange rate	7.2203	7.2960	6.8676
Period Average RMB: USD exchange rate	7.2064	7.0533	6.9761

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

As of March 31, 2024 and September 30, 2023, restricted cash was $1,796,993 and $769,233, respectively. No restricted cash is held to ensure future credit availability.

Accounts Receivable, Net

Accounts receivables are recognized and carried at the originally invoiced amount, less an estimated allowance for credit losses. The Company consider historical collection experience, aging and customers’ industry to pool accounts receivable with similar risk characteristics, for those do not share risk characteristics, the Company evaluate them on an individual basis. The Company adopt loss rate method. Accounts receivable balances are written off after all collection efforts have been exhausted. Please refer to Note 2 - Allowance for credit losses for adoption of expected credit losses model.

Notes Receivable, Net

Notes receivable represent bank acceptance notes and commercial acceptance notes the Company receives from its customers in exchange for goods or services that it has transferred to customers. The notes generally range from three to six months from the date of issuance. Notes receivables are recognized and carried at the face value less an estimated allowance for credit losses. Please refer to Note 2 - Allowance for credit losses for adoption of expected credit losses model.

As part of the regular business and in case of immediate cash needs, the Company sells its notes receivable at a discount with or without recourse. Notes receivables are considered sold and derecognized from balance sheet when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivables. If the Company does not surrender control, typically for those arrangements with recourse, the cash received from the purchaser is accounted for as a secured borrowing. In the case of arrangements with recourse, notes receivables are not derecognized.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the six months ended March 31, 2024 and 2023.

Advances to Suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired.

The allowance for advance to suppliers recognized as of March 31, 2024 and September 30, 2023 was $173,337 and $171,538, respectively.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-50 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt the cost-minus-impairment measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the cost-minus-impairment measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Effective October 1, 2023, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets including accounts receivable, notes receivable, other receivable and other noncurrent assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of selling, general and administrative expenses in the consolidated statements of income and comprehensive income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of March 31, 2024, the allowance for credit losses of accounts receivable, notes receivable, other receivable and other noncurrent assets was $1,553,365, $229,486, $2,916 and $120,139, respectively.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the six months ended March 31, 2024 and 2023.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, accounts payable, other current liabilities, notes payable and bank loans, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2024 and September 30, 2023.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and September 30, 2023.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at October 1, 2018, since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from sales of steel piping products, (2) revenue from production service.

(1)	Revenue from sales of steel piping products

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed. The customer does not have the option to purchase the warranty separately. Also, the warranty does not provide a service to the customer beyond fixing defects that existed at the time of sale. Thus, the warranty is assurance-type, and historically customer returns have been immaterial.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time). The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well as assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

(2)	Revenue from production service

The Company identifies the product processing agreement as contract. For each contract, the Company considers the promise to provide production service, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal. The transaction price is clearly stated on the contract and not subject to adjustment. Production service revenue is recognized when production order is completed and transferred to customers.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost and contract acquisition costs as of March 31, 2024 and 2023.

Contract balance

The Company does not have amounts of contract assets since revenue is recognized at a point in time. Contract liabilities are presented as advance from customers on the consolidated balance sheet. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order or product processing agreement. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2024 and September 30, 2023 the balance of advance from customers amounted to $1,555,932 and $3,408,717, respectively. For the six-month ended March 31, 2024 and 2023, the beginning balance of advance from customers of $2,639,083 and $ 2,936,772 were recognized as revenue when the products are delivered.

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants for compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the six months ended March 31, 2024 and 2023, the Company received government grants for expenses of $584,671, and $333,999, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $750,055 and $502,826 for the six months ended March 31, 2024 and 2023, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs were $143,932 and $56,507 for the six months ended March 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding for the six months ended March 31, 2024 and 2023.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. As of March 31, 2024 and September 30, 2023, none of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) insurance. To limit the exposure to credit risk relating to deposits, the Company primarily places deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. Some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2024 and September 30, 2023, we had cash and cash equivalents of $7,803,550 and $20,192,460, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of accounting standards until they would apply to private companies.

New Accounting Pronouncements Recently Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the provisions of ASC 326 shall be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted the new standard beginning October 1, 2023 using the modified retrospective transaction method. The impact of adopting the new standard was not material to the consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity to disclose the title and position of the chief operating decision maker (“CODM”) and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For a public entity with a single reportable segment, the ASU requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company will adopt this ASU on October 1, 2024. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Accounts receivable	$20,072,232	$25,021,916
Less: allowance for credit losses	(1,553,365)	(2,391,641)
Accounts receivable, net	$18,518,867	$22,630,275

The Company’s customers are primarily governmental entities, state-owned entities and construction companies. Due to the nature of these customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers.

Changes in the allowance for credit losses as of March 31, 2024 and September 30, 2023 are as follow:

	March 31, 2024	September 30, 2023
Beginning balance	$2,391,641	$2,197,396
Addition (reduction) of credit losses allowance	(865,015)	257,784
Write-off	-	-
Exchange difference	26,739	(63,539)
Ending balance	$1,553,365	$2,391,641

For the six months ended March 31, 2024, the Company recorded a reversal of credit loss expense of $865,015, which was mainly because the Company adopted ASC 326 “Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach. For the six months ended March 31, 2023, the Company recorded credit loss expense of $63,255.

NOTE 4 – NOTES RECEIVABLE, NET

Notes receivable, net as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Notes receivable	$9,026,812	$7,661,035
Less: allowance for credit losses	(229,486)	-
Notes receivable, net	$8,797,326	$7,661,035

Notes receivable mainly represents bank acceptance notes and commercial acceptance notes received from the Company’s customers. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company.

Changes in the allowance for credit losses as of March 31, 2024 are as follow:

March 31, 2024
Beginning balance	$-
Addition (reduction) of credit losses allowance	229,929
Write-off	-
Exchange difference	(443)
Ending balance	$229,486

Factored notes receivables with recourse amounted $2,494,513 and $4,442,870 were recorded as short-term borrowings as of March 31, 2024 and September 30, 2023, respectively.

NOTE 5 – INVENTORIES, NET

Inventories, net as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Raw materials	$17,410,025	$13,243,104
Work in process	269,044	247,113
Finished goods	11,270,827	13,216,411
Total inventories	28,949,896	$26,706,629
Less: inventory valuation allowance	-	-
Inventories, net	$28,949,896	$26,706,629

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Buildings	$2,944,016	$2,913,471
Machinery and equipment	9,785,992	9,631,702
Transportation vehicles	1,024,220	1,013,593
Office equipment	645,236	611,129
Total property, plant, and equipment, at cost	14,399,464	14,169,895
Less: accumulated depreciation	(9,260,222)	(8,814,898)
Property, plant, and equipment, net	$5,139,242	$5,354,997

Depreciation expense was $353,586 and $374,321 for the six months ended March 31, 2024 and 2023, respectively. The Company had no impairment and disposal of property, plant and equipment for the six months ended March 31, 2024 and 2023.

As of March 31, 2024 and September 30, 2023, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – LAND USE RIGHTS, NET

Land use rights as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Land use rights, cost	$4,874,939	$4,824,826
Less: accumulated amortization	(565,761)	(512,477)
Land use rights, net	$4,309,178	$4,312,349

Amortization expense was $48,476 and $14,887 for the six months ended March 31, 2024 and 2023, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of March 31, 2024 and September 30, 2023:

	March 31, 2024	September 30, 2023
Huashang Micro Finance Co.	$5,262,939	$5,208,333
Longwan Rural Commercial Bank	6,229,935	6,165,296
Wenzhou Longlian Development Co., Ltd	1,154,163	1,142,188
Total long-term investments, at cost	$12,647,037	$12,515,817
Add: upward adjustments	-	-
Less: impairment and downward adjustments	-	-
Long-term investments	$12,647,037	$12,515,817

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive dividend income from Huashang during the six months ended March 31, 2024 and 2023.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the six months ended March 31, 2024 and 2023.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive dividend income from LRCB during the six months ended March 31, 2024 and 2023.

The ownership percentage of the above long-term investments has not changed during the six months ended March 31, 2024. During the six months ended March 31, 2024 and 2023, no impairment of long-term investment was recognized.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $4,810,792 and $1,632,401 provided by the Company to its suppliers as of March 31, 2024 and September 30, 2023, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of March 31, 2024 and September 30, 2023:

	March 31, 2024	September 30, 2023
Accrued payroll and other welfare	1,402,287	1,591,880
Other accrued expenses	210,770	354,445
Total	1,613,057	1,946,325

NOTE 11 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term and long-term borrowings consisted of the following as of March 31, 2024 and September 30, 2023:

	March 31, 2024	September 30, 2023
Short-term borrowings	$2,494,513	$4,442,870
Long-term borrowings
Current portion	$2,770	$43,860
Non-current portion	1,770,010	5,398,849
Total long-term borrowings	$1,772,780	$5,442,709

Short-term borrowings

Short-term borrowings outstanding at March 31, 2024 and September 30, 2023 were undue factored notes receivable with recourse as shown in Note 4. These notes receivable will be expired in no more than six months from March 31, 2024.

Long-term borrowings

Long-term borrowings consisted of the following at March 31, 2024:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		2,850,000	$394,720	10/12/2023	10/11/2026	3.45%
Agricultural Bank		9,950,000	1,378,060	10/30/2023	10/25/2026	3.45%
Total	RMB	12,800,000	$1,772,780

Long-term borrowings consisted of the following at September 30, 2023:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,930,000	$1,361,020	4/28/2022	4/25/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/9/2022	12/8/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/15/2022	12/13/2025	3.95%
Agricultural Bank		9,900,000	1,356,909	9/26/2023	9/25/2026	3.45%
Total	RMB	39,710,000	$5,442,709

The following is a maturity analysis of long-term borrowings as of March 31, 2024:

	RMB	USD
Years ending March 31,
2025	20,000	2,770
2026	20,000	2,770
2027	12,760,000	1,767,240
2028	-	-
2029 and thereafter	-	-
Total	12,800,000	1,772,780

Pledges and Guarantees

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below:

	March 31, 2024	September 30, 2023
Buildings, net	$24,110	$23,860
Land use right, net	413,886	414,738
Total	$437,996	$438,598

Interest expense

For the six months ended March 31, 2024 and 2023, interest expense on all short-term borrowings, long-term borrowings and discounts on notes receivable amounted to $90,630 and $219,908, respectively.

NOTE 12 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

Customer concentration

The Company had no significant customer during the six months ended March 31, 2024. There was one customer accounted for a significant portion of total accounts receivable for the six months ended March 31, 2024, which accounted for 19.46% of the Company’s total accounts receivable.

The Company sold a substantial portion of products to one customer (10.98% of total revenues) during the six months ended March 31, 2023. As of March 31, 2023, two significant customers’ accounts receivable were $730,067 and $6,305,357, accounted for 3.36% and 29.01% of the total accounts receivable, respectively.

The loss of our significant customers or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

Supplier concentration

For the six months ended March 31, 2024, three suppliers accounted for 29.16%, 13.51% and 10.61% of the Company’s total purchase. There were two suppliers that have significant concentration (over 10%) of total accounts payable for the six months ended March 31, 2024, which accounted for 35.44% and 29.66% of the Company’s total accounts payable.

For the six months ended March 31, 2023, two suppliers accounted for 24.81%, and 12.27% of the Company’s total raw material purchases. There were three suppliers that have significant concentration (over 10%) of total accounts payable as of March 31, 2023, which accounted for 51.53%, 13.75% and 10.83% of the Company’s total accounts payable.

The Company believes there are numerous other suppliers that could be substituted should these suppliers become unavailable or non-competitive.

NOTE 13 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang, principal shareholder of the Company
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (Huadi Material)	An entity 100% owned by Jueguang Wang, Immediate family member of Jueqin Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang, Immediate family member of Jueqin Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Jueguang Wang	Immediate family member of Jueqin Wang
Meiling Wang	Immediate family member of Jueqin Wang
Bing Zhang	Principal shareholder of the Company

2) Related party transactions

Six Months Ended March 31, 2024

During the six months ended March 31, 2024, the Company purchased a total of $1,832 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips.

During the six months ended March 31, 2024, the Company purchased a total of $368,424 raw materials from Huadi Material and sold a total of $7,341 steel materials to Huadi Material. As of March 31, 2024, the Company had advance balance of $1,008,567 to this entity.

During the six months ended March 31, 2024, the Company leased an office to Huashang with annual rent amounted $29,182, and the Company recorded $15,632 rental income. As of March 31, 2024, the Company had advance balance of $20,054 from this entity.

Six Months Ended March 31, 2023

During the six months ended March 31, 2023, the Company purchased $686,727 in raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2023, the balance of accounts payable to Taizhou Huadi was $3,922,725.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of March 31, 2024 and September 30, 2023:

Accounts	Name of related parties	March 31, 2024	September 30, 2023
Advances to suppliers	Taizhou Huadi Material Technology Co.	$1,008,567	$-
Accounts payable	Taizhou Huadi Industrial Ltd.	-	3,692,394
Advances from customers	Taizhou Huadi Material Technology Co.	-	385,605
Advances from customers	Wenzhou Maituo International Trade Ltd.	-	623,629
Advances from customers	Huashang Micro Finance Co.	20,054	6,462
Due to related parties – noncurrent portion	Jueqin Wang	(300,236)	(317,680)

NOTE 14 – SHAREHOLDERS’ EQUITY

Ordinary shares

Shares Issuances

On November 7, 2022, the Company entered into a securities purchase agreement with two institutional investors pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares, par value $0.0002 per share, in a registered direct offering. On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. The Company has agreed to grant each purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2024, all warrants have expired.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of both March 31, 2024 and September 30, 2023.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOEs and Huadi Steel (collectively, the “Huadi PRC Subsidiaries”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Huadi PRC Subsidiaries.

Huadi PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Huadi PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Huadi PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Huadi PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Huadi PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2024 and September 30, 2023, amounts restricted are the paid-in-capital and statutory reserve of Huadi PRC Subsidiaries as follows:

	March 31, 2024	September 30, 2023
Statutory reserves	$981,257	$874,518
Paid-in-capital	14,835,036	13,775,036
Total restricted net assets	$15,816,293	$14,649,554

NOTE 15 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Cayman Islands

Huadi International is incorporated in Cayman Island as an offshore holding company. Under the current laws of the Cayman Islands, Huadi International is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Yongqiang Tuoxing is incorporated in British Virgin Islands as an offshore holding company. Under the current laws of the British Virgin Islands, Yongqiang Tuoxing is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

HK Beach is established in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, HK Beach, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. HK Beach is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2024, 2023 and 2022.

PRC

Wenzhou Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate was renewed on December 24, 2022. Thus, Huadi Steel is eligible for a 15% preferential tax rate from fiscal year 2020 to fiscal year 2025. As of March 31, 2024, the tax years ended December 31, 2017 through December 31, 2023 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Huadi Songyang is established in PRC and is subject to statutory income tax rate at 25%.

Income taxes for the six months ended March 31, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	2024	2023
Current income tax	$-	$150,862
Deferred income tax	24,805	(9,488)
Total income tax expense (benefits)	$24,805	$141,374

Income tax expense reconciliation are as follows:

	2024	2023
Income before taxes	$840,527	$1,595,461
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	$126,079	239,319
Rate differences in various jurisdictions	45,789	-
Tax effect of R&D expenses deduction	(182,476)	(171,281)
Tax effect of non-taxable investment income and government grant	-	23,097
Tax effect of non-deductible expenses	35,413	50,239
Income tax expenses (benefits)	$24,805	$141,374

Deferred tax assets

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 2024 and September 30, 2023 are presented below:

	March 31, 2024	September 30, 2023
Deferred tax assets:
Allowance for credit losses	$311,886	$392,713
Loss carryforward	73,150	2,076
DTA allowance	(12,963)	(2,076)
Total	$372,073	$392,713

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and September 30, 2023 the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2024	September 30, 2023
Income tax payable	$3,182,236	$3,507,752
VAT and tax payable (receivable)	(193,790)	502,097
Total tax payable	$2,988,446	$4,009,849

NOTE 16 – COMMITMENT AND CONTINGENCIES

As of March 31, 2024 and September 30, 2023, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2024 and September 30, 2023, the Company had no pending legal proceedings outstanding.

NOTE 17 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

Revenue disaggregation

The following table presents revenue by business lines:

	For the Six Months Ended March 31,
	2024	2023
Revenue
Sales	$36,613,509	$37,333,555
Production service revenue	469,277	618,897
Total revenue	$37,082,786	$37,952,452

Geographical areas

The following table presents revenues by geographic areas for the six months ended March 31, 2024.

	March 31, 2024
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$31,901,682	86.03%
USA	2,582,339	6.96%
Cayman	830,944	2.24%
India	740,287	2.00%
The United Arab Emirates	686,438	1.85%
Other foreign countries	341,096	0.92%

The following table presents revenues by geographic areas for the six months ended March 31, 2023.

	March 31, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$32,981,278	86.90%
US	4,174,364	11.00%
India	382,620	1.01%
United Arab Emirates	239,493	0.63%
Australia	136,288	0.36%
Other foreign countries	38,409	0.10%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 18 – OTHER INCOME (EXPENSE), NET

Other income (expense), net for the six months ended March 31, 2024 and 2023 consisted of the following:

	For the Six Months Ended March 31,
	2024	2023
Government grants	$584,671	$333,999
Rental income	67,232	-
Other net miscellaneous income (expenses)	(23,708)	77,763
Total	$628,195	$411,762

NOTE 19 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited financial statements are issued. The Company has evaluated all events or transactions that occurred after March 31, 2024, up through August 6, 2024, the Company issued the unaudited consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

Bank borrowings

Borrowings repayment and renewal

From March 31, 2024 to the date the unaudited consolidated financial statements were available to be issued, the Company repaid part of its long-term borrowings of $695,262 (RMB 5,020,000). As the date the audited consolidated financial statements were available to be issued, the Company has no new bank borrowings.